Mail Stop 0510

      February 10, 2005

Via U.S. mail and facsimile

Gary T. Steele, President and Chief Executive Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA  94025

	RE:	Form 10-KSB for the fiscal year ended May 30, 2004
		Form 10-QSB for the period ended August 29, 2004
			File No. 0-27446


Dear Mr. Steele:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED MAY 30, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Critical Accounting Policies and Use of Estimates

Revenue Recognition, page 23
2. Please expand your disclosure to define what you refer to as "recycled" revenue.

Results of Operations

Revenues

Apio Trading, page 25
3. Please expand your disclosure here and in footnote 12 to include further information regarding the concentration of your international sales in Asia and any other material geographies.

Corporate, page 26
4. You have disclosed the reason for the decrease in revenue is due to a decrease in licensing revenue with UCB and a decrease in research and development revenue associated with a medical device company. Please expand your disclosure to include further details regarding the closing of these agreements. Please include in your disclosure whether the product licensed to UCB can and will be licensed to other potential customers; whether any additional revenue from royalties or licensing is expected as a result of the research and development work performed for the medical device company; and what your expectations are for the coming year relating to licensing and research and development revenue.





Gross Profit

Apio Trading, page 27
5. You have disclosed on page 26 a change in certain export contracts. Please expand your disclosure to include any impact these contract changes had or will have on gross profit, if any.

Liquidity and Capital Resources, page 32
6. You have disclosed on page 12 you are currently shipping products to L`Oreal of Paris. You have also disclosed you will receive royalty payments from Alcon on sales of the PORT(tm) device through
2012. You have further disclosed on page 39, that you may not receive royalties on future sales of QuickCast(tm) and PORT(tm) because you no longer have control over the sales of these products.
Please expand your disclosure to include your expectations regarding revenue from these products and any other new products, product lines, or licensing and research and development agreements.
Also,
please include in your disclosure how not having control of these products may affect your ability to receive royalties on these products.
7. You have disclosed on page 13 information regarding potential milestone payments relating to an exclusive licensing and one year research and development collaboration with a medical device company.
Please expand your disclosure to discuss the terms and status of this agreement and whether or not you expect to meet any of these milestones. Please also disclose the timing on if and when you anticipate revenue will be earned through royalties.

Contractual Obligations, page 34
8. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.










Additional Factors That May Affect Future Results

Our Indebtedness Could Limit Our Financial and Operating
Flexibility,
page 35
9. You have disclosed you may be obligated to make future payments to the former shareholders of Apio of up to $1.2 million for the future supply of produce. Please expand your disclosure to include the terms and conditions that would cause you to incur this additional liability. Please include in your disclosure any amounts that were accrued for the periods presented and where these amounts were recorded in the balance sheet and statement of operations. Please also indicate when payments on these amounts are expected to be paid, if applicable.

Financial Statements

Statements of Operations, page 49
10. Please revise your statements of operations to breakout separately the cost of service revenue, related party.

Statements of Cash Flows, page 51
11. Please tell us which of the cash outflows and inflows related to your notes and advances receivable are included in operating activities and which are included in investing activities. Please explain to us how you determined which amounts belonged in each classification. In providing us a response, please also tell us where the cash flows related to each of the loans shown in Note 4 are included and explain why each loan was classified where it was. Naturally, we understand that interest earned on these notes and advances receivable would be included in operating activities, regardless of where the principal amounts are classified. In the event the repayments you receive exceed the original principal amounts, for reasons other than stated interest payments, please tell us how these amounts are treated in your cash flow statement as well.
If a portion of the repayments on these receivables occurs with consideration other than cash, please disclose how this works and how you take into account these non-cash payments in preparing your statement of cash flows. If all of the cash flows related to your investments in farming activities are not included in the notes and advances receivable cash flows, please separately address your classification for these cash flows as well. Refer to paragraphs 16,
17, 22 and 23 of SFAS 95.



12. Please present the cash inflows and outflows related to your notes and advances receivable on a gross basis. Otherwise, please explain to us how they meet the criteria in SFAS 95 for netting. Only cash flows stemming from investments, loans and debt with original maturities of three months or less may be reported on a net basis.
13. Please present cash flows related to the change in other assets
separately from those related to the change in other liabilities. Please also present these cash flows on a gross basis, rather than a net one.  Please supplementally tell us how you determined that these
cash flows represented investing cash flows.  Refer to paragraphs
16
and 17 of SFAS 95.
14. Please present sales of common stock and repurchases of common stock on a gross basis. Please also present your stock repurchases separately in your statement of changes in shareholders` equity. Please disclose in a footnote the timing, nature and terms of your stock repurchases. If these stock repurchases occurred under a stock repurchase program, please discuss it as well.

Notes to Financial Statements
15. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.









1.  Organization, Basis of Presentation, and Summary of
Significant
Accounting Policies

Related Party Transactions, page 56
16. Your disclosure states that you have loss exposure on the subleases from the agricultural land you lease from the Apio CEO. Please expand your disclosure to include the amount of revenue generated during the periods presented and the portion of the leased land that was subleased as of May 30, 2004.
17. Please expand your disclosure to discuss the terms and
conditions
of the "earnout liability" between you and the Apio CEO. Please include in your disclosure any balance remaining as of May 30, 2004 and what line item this is included in on your balance sheets. If applicable, please disclose when the remaining amount is expected to be paid.

Investment in farming activities, page 57
18. Your disclosure regarding your significant accounting policies discusses your policies relating to investments in farming activities. Please expand your disclosure to explain how you determined these investments would not meet the criteria for consolidation under FIN 46(R), given that these advances were in exchange for a percentage ownership in the proceeds of the crops and that you appear to bear the risk of loss if the net proceeds of the crops are not sufficient to cover the expense. In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to these investments as discussed in paragraphs 5(b)(1) to (3) of FIN 46(R). Please also include in your discussion whether or not substantially all of these activities are conducted your behalf.
19. Please expand your disclosure to include the facts and circumstances that led to the gains and losses, for which you refer, relating to you investments in farming activities.

Property and Equipment, page 58
20. Your disclosure indicating the estimated useful lives of furniture and fixtures, computers, capitalized software, machinery, equipment and autos range from three to ten years is not very helpful to readers. Please separately disclose the useful lives for each category shown in Note 5.

21. Please expand your disclosure relating to capitalized software development costs to include the amount of amortization recognized for the periods presented and which line item these costs are included in on your statements of operations.

Per Share Information, page 59
22. Please expand your disclosure to include potentially dilutive securities that were not included in your calculation of diluted
EPS
because the securities would have had an antidilutive effect.
Refer
to paragraph 40(c) of SFAS 128.

Accounting for Stock-Based Compensation, page 62
23. You have disclosed that no stock options were granted above grant date market prices for the periods presented. Did you mean to say that no stock options were granted below grant date market prices? If not, please expand your disclosure to include information relating to stock options issued at below market prices on the grant dates. Please include the following information in your disclosure:
* The number of shares issued below market prices
* The market price on the date of grant
* The price at which the stock options were issued
* The vesting period of the stock options
* The reason why the stock options were issued
* The amount of compensation expense recorded, if any, how it was calculated, and the line items for which the amounts are included in on the financial statements.

3.  Exit of Fruit Processing and Domestic Commodity Vegetable
Business, page 64
24. In your Form 10-K for the year ended October 27, 2002, you state under Note 1 on page 50 that you adopted SFAS 144 as of the beginning of that year. In June 2002, you recorded a $436,000 gain on the sale of a fruit processing facility and included it in other income. Under the Other heading on page 29 of your MD&A, you indicate that Other includes gain or loss on the sale of assets. Gains and losses on the sale of long-lived assets that are not a component of an entity are required to be included in arriving at your operating income (loss). Gains and losses on the sale of long-lived assets that are a component of an entity should be treated as discontinued operations. Please tell us how you considered the criteria in paragraphs 41 to 45 of SFAS 144 in reaching the conclusion that this gain should be included in the other income, net line item.

25. You have disclosed the $1.1 million charge recorded in fiscal year 2003 primarily relates to inventory and notes receivable. Please revise your disclosure here and in your statements of operations to include the portion of the writedown relating to inventory in cost of revenue, or explain to us why that classification is not appropriate.

7.  Shareholder`s Equity

Common Stock, Stock Purchase Plans and Stock Option Plans, page 69
26. You have disclosed that the exercise price for non-statutory stock options may be no less than 85% of the fair market value of Landec`s common stock on the date the option was granted to non-named executives. Please expand you disclosure to include the following:
* The number of shares issued below fair market value
* The fair market value on the date of grant
* The price at which the stock options were issued
* The vesting period of the stock options
* The reason why the stock options were issued
* The amount of compensation expense recorded, if any, how it was calculated, and the line items for which the amounts are included in on the financial statements
Please include the above mentioned information here and in the section under this heading entitled "Landec Ag Stock Plan."

Index of Exhibits, page 88
27. Please update your Exhibit filed entitled "Subsidiaries of the Registrant," to include the most current information relating to your subsidiaries.


FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2004

Comments applicable to your overall filing
28. Please address the comments above in your interim Forms 10-Q as well.







Item 1.  Financial Statements

Balance Sheets, page 3
29. Please revise your balance sheet to include the par value and the number of shares issued and outstanding.

Notes to Financial Statements
30. Please expand your disclosure to include information relating the balances and gains or losses incurred on your investments in farming activities, as disclosed in your Form on 10-K.

7.  Debt, page 9
31. Please expand your disclosure to indicate whether or not you have been in compliance with the restrictive covenants established under the Loan Agreement with Wells Fargo Bank N.A for the six months ended
November 28, 2004.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Gross Profit, page 17
32. You have disclosed components that have contributed to the increase in gross profits for the three and six months ended November
29, 2004 compared to the same periods in the prior year. Please expand your disclosure to quantify the affects each of these components have had on the increase in gross profits.

*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Gary T. Steele
February 10, 2005
Page 1 of 10




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE